Exhibit 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2009

Q2 revenues sequentially grew by 2.9%

Bangalore, India – October 09, 2009

Highlights

Consolidated results for the quarter ended September 30, 2009

Revenues were $ 1,154 million for the quarter ended September 30, 2009; YoY decline was 5.1%

  Net income after tax was $ 317 million for the quarter ended September 30, 2009; YoY decline was 0.9%
  Earnings per American Depositary Share (ADS) was 0.56 for the quarter ended September 30, 2009; YoY growth of 0.0%

“In the second quarter, the business climate has improved,” said S. Gopalakrishnan, CEO and Managing Director. “Clients are now looking to invest in a few strategic initiatives and relationships to maximize value from opportunities when the economic downturn ends.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2009 and for the fiscal year ending March 31, 2010, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending December 31, 2009

  Consolidated revenues are expected to be in the range of $ 1,155 million and $ 1,165 million; YoY decline of 1.4% to 0.5%
  Consolidated earnings per American Depositary Share are expected to be $0.50; YoY decline of 13.8%

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.60 billion and $ 4.62 billion; YoY decline of 1.3% to 1.0%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 2.09 and $ 2.10; YoY decline of 7.1% to 6.7%

# Exchange rates considered for quarters ending December 31, 2009 and March 31, 2010 for  major global currencies: AUD / USD – 0.87; GBP / USD – 1.60; Euro / USD – 1.46

Expansion of services and significant projects

Our strategy through the downturn has been to build our strengths rather than limit ourselves to navigating the challenges. Following this route, we are confident of emerging stronger when the economic environment improves and better poised to deliver enhanced value to all our stakeholders. We are sharpening focus on Research & Development, Intellectual Property-based solutions, and ‘New Engagement Models’ (NEMs) that offer flexible pricing and greater operational control and efficiency to clients. In addition, true to the spirit of our Global Delivery Model, we are continuing to invest and expand in regions such as India, Brazil, Mexico, and China. We have a sales group dedicated to large outsourcing deals that has helped us secure significant projects this year. We believe our expertise in large-scale transition management will differentiate us in the near future.

Clients have been impressed by our engineering services. An industrial products and services company is testing our ‘Enterprise Collaboration Platform’ to transform its intranet from an information repository into a next-generation content hub that engages employees better. A leading mobile service provider selected us as its strategic partner to run its ‘Bid Management Process’. The deal involves setting up our patent-pending ‘Infosys Sales Effectiveness Center’ that will own the bid process, pricing, and contract services. For an apparel manufacturer, we are implementing our ‘Product Master Syndication Solution’ that will support the entire product lifecycle and provide a single source of data. A power major sought our ‘Plant Design and Management System Solution’ that enables collaboration across distributed teams. A large manufacturer selected us as its prime systems integration partner to implement and support our Product Lifecycle Management solution based on Siemens TeamCenter product.

We continue to focus on large transformational engagements, especially through our consulting and enterprise solution offerings. A broadcasting company partnered with us to develop new digital media services. A service provider for retailers engaged us to develop an Order Management System. A large bank selected us to conduct end-to-end testing as well as user-acceptance testing for the implementation of Finacle™, our core banking solution and integration with other applications. A large bank chose us for end-to-and systems integration in the transformation program of its corporate banking e-channel system. A provider of high-performance networking systems partnered with us for a transformational program to scale up its core engineering processes.

“The global currency markets continue to be extremely volatile, even though we have seen some stability in the rupee against the US dollar this quarter,” said V. Balakrishnan, Chief Financial Officer. “We continue to focus on high quality growth with superior margins. Our balance sheet has been further strengthened with cash and cash equivalents reaching US$ 2.8 billion.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 105,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarter ended June 30, 2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Unaudited Consolidated Financial Statements (Condensed) in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of

(Dollars in millions except share data)
	September 30, 2009	March 31,2009
ASSETS
Current assets
Cash and cash equivalents	$2,208	$2,167
Available-for-sale financial assets	670	–
Trade receivables	700	724
Unbilled revenue	164	148
Derivative financial instruments	5	–
Prepayments and other assets	108	81
Total current assets	$3,855	$3,120
Non-current assets
Property, plant and equipment	946	920
Goodwill	144	135
Intangible assets	6	7
Deferred income tax assets	109	88
Income tax assets	59	54
Other non-current assets	69	52
Total non-current assets	1,333	1,256
Total assets	$5,188	$4,376
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$2	$5
Derivative financial instruments	–	22
Current income tax liabilities	137	115
Tax on dividend	–	–
Client deposits	1	1
Unearned revenue	116	65
Employee benefit obligations	29	21
Provisions	22	18
Other current liabilities	354	290
Total current liabilities	661	537
Non-current liabilities
Deferred income tax liabilities	8	7
Employee benefit obligations	48	48
Total liabilities	717	592
Equity
Share capital – Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,478,093 and 572,830,043 as of September 30, 2009 and March 31, 2009, respectively	64	64
Share premium	681	672
Retained earnings	4,070	3,618
Other components of equity	(344)	(570)
Total equity attributable to equity holders of the company	4,471	3,784
Total liabilities and equity	$5,188	$4,376

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income

(Dollars in millions except share data)
	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008
Revenues	$1,154	$1,216	$2,276	$2,371
Cost of revenues	662	691	1,305	1,388
Gross profit	492	525	971	983
Operating Expenses:
Selling and marketing expenses	57	68	110	129
General and administrative expenses	85	96	173	183
Total operating expenses	142	164	283	312
Operating Profit	350	361	688	671
Other income/(expense)	8	(28)	15	(46)
Finance income	41	43	89	89
Profit before income taxes	399	376	792	714
Income tax expense	82	56	162	86
Net Profit	$317	$320	$630	$628
Earnings per equity share
Basic ($)	0.56	0.56	1.10	1.10
Diluted ($)	0.56	0.56	1.10	1.10
Weighted average equity shares used in computing earnings per equity share
Basic	570,343,178	569,592,198	570,229,204	569,479,023
Diluted	571,046,545	570,721,306	570,948,478	570,723,017

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com